Mail Stop 4561

May 18, 2007

Mr. Warren D. Stowell
President and Chief Executive Officer
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, Florida   32819

> **Re: Telzuit Medical Technologies, Inc.**
> **Form 10-KSB/A for the year ended June 30, 2006**
> **Filed 11/06/06**
> **File No. 001-15034**

Dear Mr. Stowell:

We have reviewed your response letter dated May 9, 2007 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2006

Note 11 – May 2006 Convertible Debenture Financing, page F-18

1.   We note your response to comment 1; you state that due to the significant number of shares issued and the large quantity of individual shareholders, a change in control is deemed very unlikely. You also note that, accordingly, the value of the option would not be material to the financial statements. Our comment, however,

was related to the contingent put option upon an event of default, rather than a change in control. Please address how you assessed the likelihood of any of the events of default in your next response.

Form 10-QSB for the quarter ended September 30, 2006

Consolidated Statements of Cash Flows, page F-5

2.   Based on the schedules that you provided to us, the amount of interest expense that you intend to record over the three year term of the debt will significantly increase over time. In future filings please expand your disclosure to explain the effect that the increasing interest expense will have on your financial statements for fiscal years 2007 and 2008.

8-K dated August 1, 2006

3.   As you have based your significance tests under Item 310 of Regulation S-B on taxable amounts, we are unable to provide any conclusion regarding the appropriateness of your determination of the significance of the PDS acquisition. We remind you that the company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief